September 11, 2012

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:    YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
File No. 001-13163

Dear Mr. Shenk:

YUM! Brands, Inc. (the “Company”) has received your letter dated August 27, 2012, which contained comments based on your review of the above-referenced Form 10-K. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 16 - Shareholders' Equity

Accumulated Other Comprehensive Income (Loss), page 81

1.	Please present an analysis of the “foreign currency translation adjustment” pursuant to Accounting Standards Codification 830-30-45-20 and 830-30-50-1.

Response:

Below is an analysis of the foreign currency translation adjustment for 2011 pursuant to Accounting Standards Codification (“ASC”) 830-30-45-20 and 830-30-50-1. We will present this analysis in future filings.

Foreign Currency Translation Adjustment (millions of US dollars)
2011
Beginning Balance	$55
Translation adjustments and gains from intra-entity transactions of a long-term investment nature, net of tax benefits of $3 million	85
Ending Balance	$140

Yum! Brands, Inc.
September 11, 2012

Note 19 - Contingencies

Legal Proceedings, page 88

2.
We note that for many of the proceedings that have been outstanding for several years, you disclose that you cannot predict the outcome and the amount of any potential loss cannot be reasonably estimated or, for one case, that it is not possible to reasonably estimate the probability or amount of liability for monetary damages. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure pursuant to ASC 450-20-50-4.b, including determining which of the potential outcomes are reasonably possible and what the amount of reasonably possible loss or range of loss would be. In this regard, please (i) explain to us the procedures you undertake on a quarterly basis to attempt to develop the amount of reasonably possible loss or range of loss for disclosure and (ii) for each material matter, what specific factors caused the inability to estimate and when you expect those factors to be alleviated. In addition, please explain to us how you determine whether to proceed to trial or settle these matters if you are unable to determine the amount of reasonably possible loss or range of loss. Please note that disclosure of the amount of reasonably possible loss or range of loss may be made on an aggregate basis.

Response:

As part of the quarterly close process, the Company's operating segment attorneys report new litigation and developments in existing potentially significant litigation to the Company's corporate legal staff. Reported matters are then reviewed with the Company's financial reporting staff and other senior management. During this quarterly close process, a determination is made, in consultation with outside counsel if appropriate, whether a loss from each matter is probable, reasonably possible, or remote. Such determinations are made on a case-by-case basis. Factors considered include those set forth in ASC 450-20-55-12, as applicable.

With respect to matters for which a loss is deemed probable or reasonably possible, the Company's corporate legal staff, in consultation with the Company's operating segment attorneys, the Company's financial reporting staff and outside counsel, as needed, next make a determination as to whether the possible loss or range of loss is reasonably estimable. Such determinations are made on a case-by-case basis considering factors such as: the nature of the claim and proceeding, the progress and procedural status of the claim (including any rulings on the merits or determinations of liability), whether the claim is an individual claim or an alleged class action, the extent of discovery, whether damages sought have been specified, relevant precedent, the Company's prior experience with respect to similar claims, theories of liability asserted, information obtained during settlement discussions and the Company's defenses and counterclaims. Significant judgment is required to determine both the probability of and the estimated amount of a possible loss or range of loss.

If a loss is determined to be probable and reasonably estimable, an accrual for such estimate is recorded.  With respect to disclosed matters for which the possible loss or range of loss is reasonably estimable, the Company would disclose the possible losses or range of losses on an aggregate basis.  With respect to each disclosed matter for which the Company cannot reasonably estimate the possible loss or range of loss, the Company discloses the fact that the possible loss cannot be reasonably estimated.

Yum! Brands, Inc.
September 11, 2012

There were six matters disclosed in the Company's financial statements for which the possible loss or range of loss was not reasonably estimable as of February 21, 2012. Below is a description of certain factors that caused the inability to reasonably estimate for each matter. These descriptions are not exhaustive; each case presents unique factual elements, varying and shifting legal standards and specific issues relating to class certification that can prevent the Company from making a reasonable estimate. Because each of these cases is subject to future determinations which will govern when a reasonable estimate can be made, it is not possible to identify a specific point in time that will, in each case, enable the Company to make a reasonable estimate of the possible loss or range of loss.

With respect to the In Re Taco Bell matter, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, the plaintiffs continued to change the asserted legal claims and underlying theories of liability and the case was stayed pending determination of the applicable legal standard for meal and rest breaks by the California Supreme Court. These factors will not be alleviated until the Company has greater certainty about the nature of the specific legal claims and the California Courts interpret and apply the recent California Supreme Court ruling in Brinker Restaurant Group v. Superior Court of San Diego.

With respect to the Rosales matter, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, a class had not been certified, the identity and number of class members was not known and discovery had not commenced. These factors will not be alleviated until the Company has greater certainty about whether a class will be certified and the identity and number of class members and discovery proceeds.

With respect to the Hines matters, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, the case was stayed pending determination of the applicable legal standard for meal and rest breaks by the California Supreme Court. During the Company's third quarter of 2012 the parties agreed to settle the Hines matter for an amount that was not material. See the paragraph below for a discussion of how the Company may decide to settle a matter without being able to reasonably estimate the possible loss or range of loss.

With respect to the Moeller matter, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, the number of class members and number of alleged restaurant visits by class members was not known. During the Company's third quarter of 2012, the Court in Moeller decertified the damages class and indicated it would rule on the plaintiffs' claim for injunctive relief creating further uncertainty. A reasonable estimate of the loss or range of loss in the Moeller matter may not be possible until the Court makes additional rulings relating to the requested injunction and the remaining individual damages claims.

With respect to the Smith matter, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, the case hinged on novel legal issues relating to reimbursement of delivery drivers. Moreover, the case was in the early stages of litigation, before the Court had ruled on plaintiff's motion for conditional certification and before the substance of any of the Company's defenses had been litigated. These factors will not be alleviated until the Company and its outside counsel have fully evaluated those novel legal issues, the Company's defenses have been presented, and the issue of class certification has been finally decided.

With respect to the Whittington matter, as of February 21, 2012, a reasonable estimate of the possible loss or range of loss was not possible because, among other reasons, the number of alleged unpaid hours worked was not known and the method of calculating any pay due with respect to such hours was uncertain. These factors will not be alleviated until the Company has more certainty about these facts and additional discovery is complete and the appropriate method for calculating pay due, if any, is determined.

Yum! Brands, Inc.
September 11, 2012

Finally, determinations to settle or proceed to trial may be made to avoid ongoing litigation expense or publicity or may be based on prior experiences in a specific jurisdiction, developments in similar cases or changes in, or interpretations of, the law. Such determinations may be made regardless of the merits of the underlying claims and in some cases must unavoidably be made without an ability to reasonably estimate the loss that would be incurred if the Company were to pursue litigation of the matter.

Signatures, page 98

3.
In future filings, please revise to provide the signature for the principal financial officer, as it appears that you currently have two individuals signing in the capacity as the principal accounting officer, but no one signing as the principal financial officer.

Response:

We inadvertently labeled our Chief Financial Officer as the principal accounting officer within our 2011 Form 10-K instead of properly denoting him as the principal financial officer. We will correct this in future filings.

In connection with this response, the Company acknowledges that:

·	We are responsible for the adequacy and accuracy of the disclosure in our filings;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller